UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. 2)

	Under the Securities Exchange Act of 1934


	Savoir Technology Group Inc.
	(Name of Issuer)

	Common Stock, without par value
	(Title of Class of Securities)

	958648107
	(CUSIP Number)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP No. 958648107	SCHEDULE 13G	Page 2 of 8


1	Name of Reporting Person		Richard W. Koe
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				1,473,690

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				1,473,690

		8	Shares Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	1,473,690

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	14.1%

12	Type of Reporting Person*

	IN


CUSIP No. 958648107	SCHEDULE 13G	Page 3 of 8


1	Name of Reporting Person	Astoria Capital Management, Inc.
	IRS Identification No. of Above Person	94-3143169

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				1,473,690

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				1,473,690

		8	Shares Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	1,473,690

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	14.1%

12	Type of Reporting Person*

	CO, IA


CUSIP No. 958648107	SCHEDULE 13G	Page 4 of 8


1	Name of Reporting Person	Astoria Capital Partners, L. P.
	IRS Identification No. of Above Person	94-3160631

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				1,162,434

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				1,162,434

		8	Shares Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	1,162,434

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	11.1%

12	Type of Reporting Person*

	PN


CUSIP No. 958648107	SCHEDULE 13G	Page 5 of 8


Item 1(a).	Name of Issuer.

	Savoir Technology Group Inc. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices.

	254 E. Hacienda Avenue, Campbell, CA  95008.

Item 2(a).	Names of Persons Filing.

	Richard W. Koe, Astoria Capital Management, Inc. and
Astoria Capital Partners, L. P.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of Richard W. Koe, Astoria Capital
Management, Inc. and Astoria Capital Partners, L. P. is 6600 SW
Ninety-Second Avenue, Suite 370, Portland, OR  97223.

Item 2(c).	Citizenship.

	Richard W. Koe is a United States citizen, Astoria Capital Management, Inc. is a California corporation and Astoria
Capital Partners, L. P. is a California limited partnership.

Item 2(d).	Title of Class of Securities.

	Common Stock, without par value ("Common Stock").

Item 2(e).	CUSIP Number.

	958648107

Item 3.	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 958648107	SCHEDULE 13G	Page 6 of 8


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E) (with respect to Astoria Capital Management,
Inc. only).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [x] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G) (with respect to Richard
W. Koe only).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box [X] (with respect to Richard W. Koe and Astoria
Capital Partnes, L. P. only).

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3) and four (4) of this Schedule 13G, which Items are incorporated by reference herein.




CUSIP No. 958648107	SCHEDULE 13G	Page 7 of 8


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable.

	Astoria Capital Management, Inc. is deemed to be the beneficial owner of the number of securities reflected in Item 5-9 and 11 of page three (3) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons, including Astoria Capital Partners, L. P.
Each person for whom Astoria Capital Management, Inc. acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements. Richard W. Koe is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 on page two (2) of this Schedule 13G pursuant to his ownership interest in Astoria Capital Management, Inc. and Astoria Capital Partners, L. P

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

(a) By signing below, Astoria Capital Management, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above on page three (3) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 958648107	SCHEDULE 13G	Page 8 of 8


(b) By signing below, Richard W. Koe and Astoria Capital Partners, L. P. certify that, to the best of their respective knowledge and believe, the securities referred to above on page two (2) of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

	After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:	February 9, 1999

	RICHARD W. KOE



	/s/ Richard W. Koe
	________________________
	By:  Richard W. Koe


DATED:	February 9, 1999

	ASTORIA CAPITAL MANAGEMENT, INC.



	/s/ Richard W. Koe
	________________________
	By:  Richard W. Koe
	its: President


DATED:	February 9, 1999

	ASTORIA CAPITAL PARTNERS, L.P.



	/s/ Richard W. Koe
	________________________
	By:  Richard W. Koe
	its: General Partner